Exhibit 99.2

Santiago, September 30, 2022.

GG/210/2022

Mrs.

Solange Berstein Jáuregui

Chairman

Commission for the Financial Market

Ref.: Material Event Notice.

For your consideration,

In accordance with the provisions set forth in articles 9 and 10 of Law No.18.045 regarding the Chilean Securities Market and in Chapter 18-10 of the Updated Compilation of Rules of the Commission for the Financial Market (hereinafter, “CMF”, as per its acronym in Spanish), we hereby inform the following material event:

As was informed through the material event notice, dated November 30th 2021, Itaú Corpbanca, as well as, all other shareholders of the Chilean auxiliary financial company “Operadora de Tarjetas de Crédito Nexus S.A.” (hereinafter “Nexus”), came to an agreement with Minsait Payments Systems Chile S.A. (a subsidiary of “Indra Sistemas S.A.”, a company duly incorporated in Spain) in order for them to purchase 100% of their shares in Nexus, subject to the fulfillment of a series of conditions, amongst which was the CMF´s authorization for the sale of 100% of Nexus´ shares, and the approval of the Chilean Antitrust Authority (hereinafter “FNE” /as per its acronym in Spanish/, and the “Transaction”).

Having the conditions set forth to close the Transaction been fulfilled, the parties have proceeded to close the Transaction as of the date set forth herein and, as a result, Minsait Payment Systems Chile S.A. have acquired 100% of Nexus´ shares. As of this date, the Transaction’s purchase price is the amount of $8,900,682,219 Chilean pesos, notwithstanding to the price adjustments and additional payments set forth in the share purchase agreement, in the event that the milestones and conditions provided therein are met.

As a result of the forgoing, Minsait Payment Systems Chile S.A. has taken control of Nexus and Itaú Copbanca, as well as all other shareholders, have ceased to be shareholders of Nexus.

Sincerely,

Julián Eduardo Acuña Moreno

Chief Executive Officer (s)

Itaú Corpbanca